Exhibit 99.2

Frequently Asked Questions for Employees

About the Transaction with Lundbeck

1.	What was announced?

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On October 14, 2024, Longboard Pharmaceuticals, Inc. and H. Lundbeck A/S entered into a definitive merger agreement for Lundbeck to acquire Longboard at a price of $60 in cash per share of Longboard common stock.

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Under the terms of the merger agreement, Lundbeck will commence a tender offer no later than November 5, 2024 (or such other date as the parties’ respective outside counsel may agree), to acquire all outstanding shares of Longboard’s common stock.

2.	What is a tender offer?

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A tender offer is the legal mechanism by which Lundbeck will acquire Longboard shares for the price of $60 per share in cash. Tender offer materials will be filed with the SEC and distributed to shareholders in due course.

•	For more information, see below, under “What happens to the Longboard shares that I own?” and “Where can I get more information about the transaction?”.

3.	What does this acquisition mean for Longboard?

•	Longboard will become a wholly owned subsidiary of Lundbeck after the transaction closes, which is expected to occur by year end 2024.

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Nothing will change between the signing and closing of the transaction, as Lundbeck and Longboard remain separate, independent companies. Antitrust laws require Lundbeck and Longboard to remain separate, and not to integrate or engage in certain joint activities until regulatory reviews are complete and the closing has occurred. We do not anticipate any changes to Longboard’s organizational structure prior to closing. Leadership from both companies will be working on an integration plan to be implemented after closing and will provide updates as planning progresses.

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Longboard’s focus and vision continue to be on the clinical development of novel, transformative medicines for neurological diseases including execution on our plans for the Phase 3 DEEp program for bexicaserin. Lundbeck is a global pharmaceutical company specialized in brain diseases. For more than 70 years, they have been at the forefront of neuroscience research. Lundbeck’s remarkable capabilities will accelerate our vision to deliver bexicaserin to as many DEE patients as possible. We believe this transaction represents the best next step for patients and our other key stakeholders.

4.	How long before the acquisition is completed?

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The proposed transaction is subject to customary closing conditions, including receipt of regulatory approvals, the tender of a majority of the outstanding shares of Longboard’s voting common stock, and other customary closing conditions. We will communicate more information as it becomes available.

5.	What are the integration plans?

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We will define the members of the Longboard integration team in the coming weeks and will share that information with employees. The integration team will work hand-in-hand with the Lundbeck integration team to ensure a smooth transition. Importantly, prior to closing, we and Lundbeck remain separate and independent companies and need to continue to operate that way.

My Employment

6.	What can Longboard employees expect between now and close?

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It is imperative that our entire Longboard team stay focused on our primary purpose of delivering important medicines to patients. We have a number of critically important activities underway, including our Phase 3 DEEp program for bexicaserin, and our priority must first and foremost be on the patients we serve. While this announcement may have come as a surprise, rest assured that we will communicate with you every step of the way. We are a resilient and dedicated team, and now more than ever, we must come together as a team to continue to advance our important work.

7.	Why should I stay with Longboard through this acquisition?

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This acquisition speaks to the success you have created, the potential of our science to impact patients on a truly worldwide scale, and the dedication of this team to deliver important medicines to patients. Your continued commitment is essential throughout this period to advance the critical work we have in process.

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Employees who remain with Longboard through the acquisition process will vest in their existing outstanding equity awards and will receive cash equal to the merger consideration (less the applicable exercise price, in the case of options, and customary withholdings) following closing.

•	Employees who are involuntarily terminated within eighteen months after closing will be eligible for severance benefits under the terms of Longboard’s severance plan, as further described below.

8.	Will there be any layoffs as a result of this acquisition?

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No layoffs are anticipated between now and the transaction close. The go-forward organizational structure will be defined as part of the integration planning process, including determining which positions will be eliminated post-close and the transition timing. We will provide further updates as additional information becomes available.

9.	What happens if I leave Longboard prior to the closing of the acquisition?

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If your employment with Longboard is voluntarily or involuntarily terminated at any time prior to the closing of the transaction, you will not be entitled to any benefits with respect to unvested equity awards and your unvested equity awards will terminate. Vesting of stock options will stop as of the date of your termination. Your vested stock options will remain exercisable for such period of time as may be set forth in your stock option documentation and will remain eligible to be paid out in connection with the transaction if they have not terminated prior to the closing of the transaction.

10.	Will my job change as a result of this acquisition?

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Prior to closing, there will be no changes to titles, job levels, or roles as a result of the acquisition. Post-close, we anticipate that Lundbeck will align go-forward roles to their existing organizational structure.

11.	How will Longboard be structured post close?

•	The integration team, including members from both Longboard and Lundbeck, will work together to define the post-close organizational structure.

12.	Will reporting structures change? Will I have the same boss?

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No reporting structure changes are anticipated between now and close as a result of the acquisition. Integration teams will be working to define the new organizational structure for post-close alignment. We believe Lundbeck is committed to a thoughtful assessment of the business and plans to develop an organizational structure that will draw on the best from both companies. The post-closing organizational structure will be reviewed as part of the integration planning process. We will provide further updates as additional information becomes available.

13.	If I continue to work for Lundbeck, how will my years of service be calculated?

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Lundbeck will count your service with Longboard for the purpose of their vacation policy and certain benefit plans where benefits eligibility or vesting provisions are based on service (excluding any benefits that would result in a duplication of benefits).

14.	Will there be changes to our hybrid/remote work program?

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We will continue our current approach to hybrid/remote work throughout the integration planning period and employees will not be asked to make any changes to their work location during this time prior to close.

15.	Are we going to be asked to relocate after close?

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At this time, it is too early in the process to provide any further details. While we may not have all the answers immediately, we are committed to being as transparent and timely as possible in our communications throughout this process.

16.	Who will be my employer after closing?

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Upon closing, Longboard will become a wholly owned subsidiary of Lundbeck. After closing, employees will continue to be employed by Longboard and will continue in their then-current employment status unless Lundbeck communicates any changes to employment policies or status at or after closing.

17.	I have a contractor as part of my team. What happens to their contract?

•	No changes as a result of this transaction are anticipated between now and close.

Cash Compensation

18.	Will my compensation change as a result of this acquisition?

•	We will not make any changes to salaries or bonus targets as a direct result of this acquisition announcement. Any changes to cash compensation amounts will be as part of our annual review process.

19.	Will I still receive my 2024 bonus?

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Yes, you will receive your 2024 bonus to be calculated based on actual results, subject to your continued employment through the payment date. The payment timing of the bonus will be determined as part of the integration and closing process, but should not be later than the date Longboard would typically pay bonuses.

20.	How will 2025 cash compensation be handled?

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2025 cash compensation will be determined consistent with our annual review process. For a period of 12 months following the close of the acquisition, Lundbeck has agreed to provide an annual base salary or wage rate and annual cash bonus or commission opportunity on terms that are no less favorable than the terms at the time of close for continuing employees. Additionally, you may have certain protections pursuant to the Longboard severance plan if your cash compensation is reduced in the 18 months following closing.

21.	Will our annual base salary increase continue as scheduled?

•	If the merger does not close before year end 2024, we will continue with our annual salary review process as planned in 2025.

Equity/Long-Term Incentives

22.	I have vested and unvested stock options. What happens to my stock options?

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In connection with, and subject to, the closing of the transaction, so long as you are employed by Longboard at closing, your outstanding and unexercised stock options, whether vested or unvested, will be accelerated and be cancelled and converted into the right to receive, for each share subject to your stock option award(s), a cash payment through Longboard’s payroll equal to the excess of the offer price over the per share exercise price of the applicable stock option award, less any applicable taxes or other withholdings required by law. If you are not employed by Longboard at closing, the treatment described above will apply to any vested and outstanding options at closing; any unvested or expired options held by former employees at closing will not receive any consideration. If you are not employed by Longboard at closing, the treatment described in this section will apply to any vested and outstanding options at closing; any expired or unvested options held by former employees at closing will not receive any consideration.

23.	I have unvested restricted stock unit (RSU) awards. What happens to these awards if they have not fully vested by the closing?

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In connection with, and subject to, the closing of the transaction, so long as you are employed by Longboard at closing, any RSUs you hold now will be accelerated and become fully vested. Each vested RSU will then be cancelled and converted into the right to receive, for each share subject to your RSU(s), a cash payment through Longboard’s payroll equal to the offer price, less any applicable taxes or other withholdings required by law.

24.	Can I exercise my vested options before close?

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You may exercise your vested stock options in accordance with our normal procedures for exercising options. Please note that the sale of shares is subject to applicable trading windows and our insider trading policy.

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Every situation is unique, and you should consult with your personal tax and financial advisors with respect to any decision you may make with respect to your awards, and the tax consequences relating to your awards.

Benefits

25.	How will this merger impact my benefits?

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Your Longboard benefits will continue uninterrupted throughout the integration planning period. Any decisions regarding potential changes to benefits post-close will be finalized during the integration process and will be communicated to employees as soon as possible.

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For a period of 12 months following the close of the merger, Lundbeck has agreed to provide certain employee benefits that are substantially comparable in the aggregate to the current Longboard benefits. You will receive more information regarding post-closing benefits as part of the integration process.

26.	I’ve got vacation scheduled in the next month. Can I still take it?

•	Between now and the transaction close, we will continue to manage time off in accordance with Longboard’s existing policies. Your ability to take vacation is between you and your manager.

27.	What happens to the 401(k) plan and my contributions at close?

•	You may continue to contribute to your 401(k) account until closing. You will receive additional information regarding the 401(k) plan prior to closing.

28.	If I have benefits related questions, who can I ask?

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For any benefits related questions, please ask Brandi Roberts. We realize that you may have many questions over the coming weeks. We will communicate new information when it becomes available and will provide answers to questions as soon as possible after decisions are made.

Severance

29.	If I am laid off following closing, will I receive severance?

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Employees who incur a covered termination during the 18-month period following closing will be eligible for severance benefits under Longboard’s severance plan. You will receive a copy of the plan document and the participation agreement containing the rules governing your severance benefits.

30.	How does the Longboard severance plan work?

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In the event of a covered termination within 18 months of closing, our severance plan provides for a cash benefit based on a specified number of months of base salary according to your job level. If you are enrolled in a company-sponsored medical plan you may also be eligible for continuation of medical/dental/vision benefits for an equivalent number of months as part of your severance.

31.	What is a covered termination under the severance plan?

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A covered termination is a termination by the company without Cause (as defined in the severance plan) or a resignation by you for Good Reason (as defined in your severance plan participation agreement) during the 18 months following closing.

Performance Management and Goal Setting

32.	Should I still complete performance reviews and ratings in Lattice?

Employees and managers should expect to complete 2024 performance reviews and ratings in Lattice; timelines will be announced in the near future.

33.	Will we still set 2025 goals?

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We will follow our planned 2025 goal-setting process that will kick off soon. Functions and individuals will set goals that support our continued commitment to our patients and the critical priorities we’ve defined, including advancing our research and development efforts and building out our early-stage pipeline. In some cases, goals may be included that directly support the transition process.

Business Operations

34.	Do we have to get approval from Lundbeck on critical decisions before close?

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Until the closing of the proposed transaction, Longboard will continue to operate as an independent company. Our merger agreement contains certain customary operating expectations and restrictions that will ensure our programs and development activities continue on-track. Please consult with your manager or the executive team regarding these expectations.

35.	How will this acquisition impact any current clinical studies?

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There should not be an impact to the continued execution of any of our ongoing clinical trials. It is imperative that that we continue to execute our studies flawlessly. We will operate as business as usual between now and closing.

36.	Will any changes be made to previously scheduled company events, business travel, in-person meetings, etc.?

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Until the transaction closes, Longboard will continue to operate our business in the ordinary course. You should continue to perform your job as you normally would, which includes keeping meetings and traveling as scheduled, including for the October all-hands meeting, unless you are instructed to do otherwise.

37.	How will this acquisition impact any of our relationships with existing partners and vendors?

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We have a communication plan to reach out to each of our vendors, including clinical research sites and investigators. We foresee no changes to any of our existing external relationships through the close of this transaction.

38.	Will we maintain our current office?

•	We will maintain our current office throughout the integration planning period. The long-term decision about office locations will be determined as part of the integration process.

39.	Will we continue to hire new employees and contractors?

•	Yes. Throughout the integration planning period, we will continue to hire critical roles that help us further advance our priorities.

40.	What will happen with pending offers of employment?

•	We plan to onboard all individuals to whom we have already made offers of employment.

Additional Questions

41.	What should I do if I receive a call from a reporter, investor or analyst?

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It is imperative that we communicate consistently during this integration planning period. Do not respond to any calls or inquiries from reporters, investors or analysts and direct any external requests to Megan Knight at mknight@longboardpharma.com or IR@longboardpharma.com.

42.	Can I trade Longboard stock during the integration planning period?

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Employees may transact in Longboard stock, subject to applicable insider trading rules, including Longboard’s Insider Trading Policy and Window Period Policy. Importantly, no person may transact in Longboard securities while in possession of material nonpublic information. In addition, the Insider Trading Policy prohibits certain types of transactions, and the Window Period Policy subjects employees to quarterly trading blackouts and mandatory preclearance requirements. For more information, please refer to the Insider Trading Policy and Window Period Policy or contact Steven Spector or Andrew Cronauer.

43.	What happens to the Longboard shares that I own?

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The tender offer has not yet commenced. At the time the tender offer commences, you will be provided with an opportunity to tender your shares in exchange for the offer price, in cash and without interest. Please see below under “Where can I get more information about the transaction?” for important information with respect to the tender offer.

44.	Is there anything I need to do now in preparation for the close of the transaction related to any Longboard shares I own? Do I need to register my Longboard shares anywhere?

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Details concerning proceeds and receiving your transaction consideration in respect of any Longboard shares you own will be provided in the tender offer documents to be filed by Lundbeck and Longboard in their respective public filings regarding the transaction, which will be filed in the coming weeks.

45.	Can I reach out to my connections at Lundbeck to discuss the transaction and how we will work together?

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No. Until the transaction closes, there are very clear restrictions about information that can be shared between Longboard employees and Lundbeck employees, and you should not have discussions with Lundbeck outside of the formal integration planning process through approved integration planning team. Once the transaction closes, we will provide additional guidance about what types of information can be shared.

46.	Where can I get more information about the transaction?

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We will create a page on The Tide and a shared folder on Egnyte to provide employees with up-to-date information about the merger and will share the link as soon as the page is available. You may also refer to the tender offer documents to be filed in the coming weeks by Lundbeck and Longboard in their respective public filings. If you have additional questions, please reach out to your manager or HR. You can also send questions to our CFO and they will be routed to the appropriate person for a response.

The material in this FAQ is intended to provide a summary of potential employment implications based on the acquisition. In the event there is a conflict between the information in this FAQ and any official Longboard severance plan document or merger agreement, the official severance plan document and/or the merger agreement will control.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

The tender offer (the Offer) for the outstanding common stock of Longboard referred to in this corporate release has not yet commenced. The description contained in this corporate release is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Lundbeck and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the SEC). The solicitation and offer to buy the common stock of Longboard will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Lundbeck will file a tender offer statement on Schedule TO and thereafter Longboard will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Lundbeck and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Schedule TO. Copies of the documents filed with the SEC by Longboard will be available free of charge on Longboard’s internet website https://ir.longboardpharma.com/financial-information/sec-filings or by contacting Longboard’s investor relations contact at IR@LongboardPharma.com.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Lundbeck, as well as the solicitation/recommendation statement filed by Longboard, Longboard will also file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by Lundbeck or Longboard at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Longboard’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Safe Harbor/Forward-Looking Statements

This corporate release contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, product approvals and financial performance. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe”, “anticipate”, “expect”, “estimate”, “intend”, “plan”, “project”, “will be”, “will continue”, “will result”, “could”, “may”, “might”, or any variations of such words or other words with similar meanings. All statements other than statements of historical facts included in this corporate release, including, without limitation, those regarding Lundbeck and Longboard’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Lundbeck and Longboard’s products), are forward looking statements.

Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause Lundbeck and Longboard’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Factors that may affect future results include, among others, interest rate and currency exchange rate fluctuations; delay or failure of development projects, production or distribution problems; unexpected contract breaches or terminations; government-mandated or market-driven price decreases for Lundbeck’s products; introduction of competing products; Lundbeck’s ability to successfully market both new and existing products; exposure to product liability and other lawsuits; changes in reimbursement rules and governmental laws and related interpretation thereof; and unexpected growth in costs and expenses. Additional risks and uncertainties include, but are not limited to, risks related to Lundbeck’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Longboard tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Longboard and/or others relating to the transaction; the failure to receive (or delay in receiving) the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Longboard and its products, including uncertainty of the expected financial performance of Longboard and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; and other uncertainties pertaining to the business of Longboard, including those detailed in Longboard’s public filings with the SEC from time to time, including Longboard’s most recent Annual Report on Form 10-K for the year ended December 31, 2023 and its subsequent Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements in this corporate release and any oral presentations speak only as at the date of this corporate release. Longboard and Lundbeck disclaim any intent or obligation to update or revise these forward-looking statements, or to confirm such statements to reflect subsequent events or circumstances after the date of the corporate release or in relation to actual results, other than as may be required under applicable law or applicable stock exchange regulations.

Certain assumptions made by Lundbeck are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with products that are prescribed for unapproved uses, are made considering past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the US, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Lundbeck, promotion of unapproved uses is strictly prohibited.